Mail Stop 3561
								April 19, 2006
Alexander Ibsen, President
Grosvenor Explorations, Inc. c/o
Empire Stock Transfer Inc.
7521 West Lake Mead Blvd.
Las Vegas, N.V.  89128

Re:	Grosvenor Explorations, Inc.
      Registration Statement on Form SB-2
      Filed March 24, 2006
      File No. 333-132681

Dear Mr. Ibsen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you are a pre-exploration stage company established on May 25, 2005 with no exploration operations and no revenues. You have not generated revenues since inception and have never paid any dividends and are unlikely to pay dividends or generate earnings in the immediate or foreseeable future. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.


Prospectus Cover Page
2. Please eliminate the third sentence from the first paragraph. This information is neither required by Item 501 of Regulation S-B nor key to an investment decision.
3. Please reverse the order of the second and third paragraphs.
In
connection with your reference to the OTCBB, please clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

Summary of Prospectus, page 3
4. Please delete the mitigating language in the second sentence of the first paragraph. The summary is to include the material aspects of the offering.
5. Please remove the second paragraph of this section. The defined entities should be clear from their context. Also remove defined terms elsewhere in your document where their meaning is clear from context.
6. Please disclose that 7.9% of the shares being offered are by your officers and directors. Also disclose that your officers and directors and their families currently control 79% of your issued common stock. Clearly indicate that your "seed money" came from your officers and directors in the form of no interest demand loans.

Our Business, page 3
7. You indicate in the third paragraph that you have not generated any operating revenues since inception. Please also state that you have had losses since inception, have been issued a going concern opinion by your auditors and rely upon the sale of your securities to fund operations. Also state that you only have funds for the first phase of your planned exploration program, and specify an approximate date of completion of this phase.
8. Further, please expand this section to clearly state that you do not have any full time employees and that management devotes only a small percentage of their time to the affairs of the company, that, if true, management is solely located in non-US locations and that one or more of management has potential conflicts of interest in their other activities.
9. Please define "placer" minerals in the fourth paragraph.
10. In the fifth paragraph you refer to "sufficient and appropriate" exploration work and a "comprehensive" evaluation of such work. Please also indicate that this type of work and evaluation requires substantial funds which you do not have at this time and may never have.
11. Similarly, throughout your document, please make it clear to investors that even if you complete your planned exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable mineral deposit or reserve.

The Offering, page 4
12. Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 5
13. If applicable, please add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer and detail the risks to investors.
Selling Securityholders, page 14
14. Please disclose whether any selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer, disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. You should also revise the plan of distribution section accordingly.
15. If the selling shareholder is an affiliate of a broker-dealer, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.
16. If Cheryl Ibsen and Kieren Grant are related to CEO, Alexander Ibsen and CFO, Patrick Grant, respectively, please disclose. Also disclose the relationship, if any, between Gordon Grant and Patrick
Grant.

Plan of Distribution:  Terms of the Offering, page 16
17. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
18. In this regard, please provide comprehensive disclosure as to how and when you expect have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
19. We note that the selling security holders may also elect to sell their common shares in accordance with Rule 144, rather than pursuant to your prospectus. Describe the effect on the market price, if any, of your common stock of sales under Rule 144 after applicable restrictions expire.
20. We note that the selling security holders may enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. Selling security holders may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-B information with respect to all selling shareholders. If the broker-dealers or their successors plan to use this registration statement, they must be identified and Item 507 information must be provided. Please confirm your understanding of this obligation. Please be advised you may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements if certain conditions are satisfied. For additional guidance, refer to July 1997 Telephone Interpretations,
B.81 and H.3.

Business, page 17
21. Please disclose whether there are any plans to change the company`s business activities or to combine with another business. Describe any events or circumstances that might cause the company`s plans to change.



Grosvenor Claims, page 19
22. For the property(s), provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* The location, means of access to the property(s), and transportation from the property(s).
* A description of any work completed on the property(s) and its` present condition.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property(s).
* The source of power and water that can be utilized at the property(s).
* If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Location and Access, page 19
23. Insert a small-scale map showing the location and access to the property, as required by Instruction 3(B) of Rule 102 of Regulation
S-K. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Proposed Exploration Work - Plan of Operations, page 21
24. Please state clearly that the property has been physically examined in the field by a professional geologist/mining engineer or add a risk factor that addresses the fact that the property has not been examined; detail the risks to investors.
25. Expand the disclosure concerning the exploration plans for the properties.
* Disclose a brief geological justification for each of the exploration projects written in non-technical language.
* Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* Alternatively, disclose there are no current detailed plans to conduct exploration on the property.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.
26. Please furnish us a copy of the Stephenson Report.

Competitive Factors, page 22
27. You indicate that available markets exist for chromite and therefore you will likely be able to sell any chromite that you are able to recover, in the event commercial quantities are discovered on
the Grosvenor Claims.  Please substantiate your statement or remove.
Management`s Discussion and Analysis or Plan of Operations, page
24
28. You indicate that your plan for the next twelve months is to complete the first phase of your three phase recommended exploration program on your mineral claims. Please enhance your disclosure to provide a more in-depth discussion of these programs, including the details of the work to be performed during each of these phases.
29. Please expand this section to discuss known material risks and uncertainties that will have or are reasonably likely to have a material impact on your revenues, if any, operations, liquidity, or income over the short and long term, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your business to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and Item 303 of Regulation S-B.

Liquidity and Capital Resources, page 27
30. Please disclose why amounts payable to related parties is excluded from the table on page 27.
31. We note that the balance at March 15, 2006 reflected in the table does not agree to the cash reserves disclosed in the introductory paragraph. Please advise.
Background of Officers and Directors, page 31
32. Please revise the biographies of Messrs. Ibsen and Grant to provide only the information required by Item 401 of Regulation S-B.
Please eliminate statements that seek to promote their achievements.
For example, "Under his leadership the branch exceeded budgeted revenue every year he remained with them," "While at Sonoco Al exceeded budgets each and every year, capped by a $10,000,000 `over budget` year in 2000," etc.

Significant Employees, page 33
33. Please indicate when you intend to retain the services of certain consultants on a contract basis to conduct the exploration programs on your mineral claims. Describe their specialties, such as independent geologist, prospector, etc. Also explain what funds you will use to pay them.
34. Your first sentence states that you have no paid employees "as such." Please reconcile this statement of no compensation with your executive compensation table on page 34 and Note 4. Significant Transactions with Related Party on page 50. Also, please revise your first sentence under Executive Compensation since your executive compensation table DOES show compensation.

Indemnification, page 35
35. It is not clear why you refer to "Henley" in the second paragraph. Please advise or revise.

Certain Transactions, page 40
36. Expand this section to indicate whether transactions with related parties were on terms at least as favorable to the company as would be available from unrelated parties. In this regard, indicate whether the company has any arrangement, understanding or intention to continue the monthly management fees to Messrs Ibsen and Grant. Describe the duties performed and indicate how it differs from the monthly salary.
37. Please state the business reason for the issuance of shares to Messrs. Ibsen and Grant.

Interest of named experts and counsel, page 40
38. The fourth paragraph on page 41 does not list a date, only
XXXXXXX, 2006.  Please insert the correct date.
Report of Independent Registered Public Accounting Firm, page 43
39. The date of the report differs from the date set forth in the consent. Please revise accordingly.

Consolidated Statements of Cash Flows, page 47
40. We note that related parties loans disclosed in Note 4 are classified as a component of cash flows from operating activities. Proceeds from short- or long-term borrowings should be classified as cash inflows from financing activities. Refer to paragraph 19(b) of
SFAS 95.  Please revise or advise.

Note 2.  Summary of Significant Accounting Policies, page 48
41. It appears that the consideration received for shares of common shares issued to your directors is nominal when compared to the consideration received in the immediately succeeding private placement. Please tell us whether you reflected the nominal issuance of common stock in your earnings per share computations in a manner similar to a stock split or dividend for which retroactive treatment is required by paragraph 54 of FAS 128. Please refer to SAB Topic 4:D. If not, please revise your earnings per share computations as appropriate or tell us why a revision is not necessary.

Note 5.  Capital Stock, page 50
42. Please tell us the intervening events which occurred between the date of issuance of common stock to your directors and the date of the succeeding private placement that significantly increased the fair value of your stock and why recognition of compensation expense is not required. Please refer to paragraph 7 of FAS 123(R).

Recent Sales of Unregistered Securities, page 51
43. Please revise your reference to Securities Exchange Act of
1934
in the first paragraph to refer to the Securities Act of 1933.

Undertakings, page 52
44. Include the undertaking required by Item 512(a)(1)(iii) of Regulation S-B.
45. Please revise to include the undertakings required by Items
512(a)(4) and 512(g) of Regulation S-B.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Cannarella, Staff Accountant, at 202-
551-
3337 or William Thompson, Assistant Chief Accountant, at (202)
551-
3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-
Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at
(202) 551-3214, or me at 202-551-3725 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director
Cc:	Conrad C. Lysiak, Esq.
	Fax:  509-747-1770





Alexander Ibsen
Grosvenor Explorations, Inc.
April 19, 2006
Page 1